T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

October 1, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Intermediate Income Fund, LLC
Offering Statement on Form 1-A
Filed July 21, 2020
File No. 024-11274

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated September 15, 2020 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on July 21, 2020, as previously amended (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission.

1.
We note your response to comment 1. Please tell us whether the Sponsored Funds are Regulation A issuers and whether multiple Form 1-A filings could have interests in the same loans.

Issuer’s Response:

The Sponsored Funds may be Regulation A issuers. As set forth on page 1 of the Offering Statement and elsewhere therein, the Sponsored Funds are funds, other than the Issuer, sponsored by Red Oak Capital Group, LLC and its affiliates (the “Sponsor”). These Sponsored Funds include issuers under both Regulation A and Regulation D. As described on page 1 and elsewhere in the  Offering Statement, the Issuer intends to invest in participation interests in loans in which a single Sponsored Fund is the majority participant and lead lender, with sole responsibility for administration and servicing of the loan, subject to certain minority consent rights of the Issuer under a loan participation agreement. The Issuer is not intended to be the lead lender on any loans. The Issuer may receive different economic returns on a minority participation interest than received by the Sponsored Fund acting as lead lender.

Currently, there are five Sponsored Funds, Red Oak Capital Fund II, LLC, Red Oak Capital Fund III, LLC, Red Oak Capital Fund IV, LLC, Red Oak Capital Fund V, LLC and Red Oak Income Opportunity Fund, LLC, with whom the Issuer is anticipated to participate in making loans. The Sponsor may sponsor additional funds with whom the Issuer may participate in the future.

The Sponsored Funds will not co-invest together, and there will be only one affiliated minority participant in loans where a Sponsored Fund is the lead lender.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Gary Bechtel (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com